UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73933G 20 2

(CUSIP Number)

Gary S. Winemaster

c/o Power Solutions International

201 Mittel Drive

Wood Dale, Illinois 60191

(630) 350-9400

Copy to:

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois 60661

(312) 902-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 73933G 202	13D	Page 2 of 5 Pages

(1)	Names of reporting person Gary S. Winemaster
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 4,525,500
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,525,500
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,525,500(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 49.85%(1)
(14)	Type of reporting person IN

(1)	Based on 9,078,287 outstanding shares of the Issuer’s common stock as of the date of this Amendment No. 2 to Schedule 13D. The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 73933G 202	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Power Solutions International, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed on May 9, 2011, as amended by Amendment No. 1 to Schedule 13D, filed on November 14, 2011 (as amended by this Amendment No. 2, the “Schedule 13D”). The principal executive offices of the Issuer are located at 201 Mittel Drive, Wood Dale, Illinois 60191.

This Amendment No. 2 is being filed by Gary S. Winemaster (the “Reporting Person”) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

The first sentence of Item 2 paragraphs (b), (c) is hereby amended and restated to read as follows:

The Reporting Person’s business address is c/o Power Solutions International, Inc., 201 Mittel Drive, Wood Dale, Illinois 60191.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On September 14, 2012, the Reporting Person entered into a Programmed Plan of Transactions under Rule 10b5-1 with Wells Fargo Advisors, LLC (“Wells Fargo”) pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “10b5-1 Plan”). The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety.

The transactions contemplated by the 10b5-1 Plan will result in the disposition of securities of the Issuer (Item 4(a) of Schedule 13D).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) 9,078,287 shares of Common Stock are outstanding as of September 20, 2012, the date of this Amendment No. 2. Based on the foregoing, the 4,525,500 shares of Common Stock (the “Reported Shares”) beneficially owned by the Reporting Person represent approximately 49.85% of the Common Stock outstanding as of the date of this Amendment No. 2. Such beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Reported Shares, subject to the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment.

(c) On September 14, 2012, the Reporting Person sold 200 shares of Common Stock for $16.25 per share and 19,800 shares of Common Stock for $16.00 per share, in each case in an open market transaction. Apart from these sales and the entry by the Reporting Person into the 10b5-1 Plan, the Reporting Person has not effected any transaction in the Common Stock during the 60 days immediately prior to the filing of Amendment No. 2.

(d) As of the date of this Amendment No. 2, no person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares covered by this Amendment No. 2.

(e) Not applicable.

CUSIP NO. 73933G 202	13D	Page 4 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

10b5-1 Plan

On September 14, 2012, the Reporting Person entered into the 10b5-1 Plan with Wells Fargo. Under the 10b5-1 Plan, beginning on September 21, 2012 and ending on May 13, 2013, Wells Fargo is authorized to sell, on behalf of the Reporting Person, up to an aggregate of 135,000 shares of Common Stock, subject to the parameters of the 10b5-1 Plan. All sales under the 10b5-1 Plan are to be made in accordance with the terms, conditions and restrictions of the 10b5-1 Plan, and the Reporting Person shall not have any control, influence or authority over sales made pursuant to the 10b5-1 Plan.

CUSIP NO. 73933G 202	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2012

By:	/s/ Gary S. Winemaster
Name:	Gary S. Winemaster